UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 41 )

BIOVAIL CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
09067K106
(CUSIP Number)
Eugene N. Melnyk

c/o Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106

1.	NAMES OF REPORTING PERSONS Eugene Melnyk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7.	SOLE VOTING POWER

NUMBER OF		232,362

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		232,362

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,362

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 41 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as most recently amended by Amendment No. 40 thereto relating to the event date November 24, 2009 (as so amended, the “Schedule 13D”), with respect to the common shares, without par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 41, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)(i) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (i) As of March 19, 2010, Eugene Melnyk beneficially owns 232,362 shares of Common Stock, consisting of 148,342 shares owned directly by Mr. Melnyk, 40,000 shares through Royal Healthcare Investment Corporation, a company controlled by Mr. Melnyk and 44,020 shares that are subject to security interests currently enforceable by Mr. Melnyk as described under Item 5(c) of the Schedule 13D. These holdings constitute in the aggregate approximately 0.0015% of the shares of Common Stock outstanding. Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.
Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:
     On December 2, 2009, Laura Melnyk (Mr. Melnyk’s wife) sold 7,872 shares of Common Stock.
     On January 8, 2010, E.M. Holdings B.V. sold 1,100,000 shares of Common Stock and Mr. Melnyk sold 200,000 shares of Common Stock on the Toronto Stock Exchange.
     On January 18, 2010, Mr. Melnyk caused 8,260,758 shares of Common Stock owned by him through E.M. Holdings B.V. to be transferred to him directly.
     On March 15, 2010, options to purchase 300,000 shares of Common Stock previously granted to Mr. Melnyk under the Company’s incentive stock plans expired without exercise.
     Between March 11, 2010 and March 18, 2010, Mr. Melnyk made the sales set forth on Annex A hereto. All such sales were made on the New York Stock Exchange, except for the sale on March 18, 2010, which was made on NASDAQ.
The Schedule 13D is hereby amended to add new Item 5(e):
     (e) Mr. Melnyk ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on March 15, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 22, 2010

/s/Eugene Melnyk
Eugene Melnyk

Annex A — Sales by E. Melnyk

		Price Per Share
Date	Number of Shares	In U.S. Dollars
March 11, 2010	225,000	$15.517
	2,384	$15.360
	17,946	$15.400
	3,254	$15.410
	5,416	$15.350
	4,900	$15.420
	2,602	$15.440
	16,706	$15.450
	14,200	$15.460
	13,498	$15.430
	8,594	$15.470
	15,900	$15.490
	23,413	$15.500
	3,600	$15.510
	25,287	$15.480
	8,900	$15.520
	1,300	$15.540
	1,800	$15.550
	11,200	$15.560
	4,400	$15.530
	21,700	$15.570
	1,800	$15.580
	1,200	$15.590

March 12, 2010	100,000	$15.5371

March 15, 2010	20,000	$15.650
	20,000	$15.670
	30,000	$15.657
	20,000	$15.653
	15,000	$15.540
	15,000	$15.554
	20,000	$15.572
	15,000	$15.550
	25,000	$15.605
	5,184	$15.654
	10,000	$15.560

Price Per Share
Date	Number of Shares	In U.S. Dollars

March 16, 2010	20,000	$15.7800
	30,000	$15.7533
	20,000	$15.7429
	10,000	$15.6800
	10,000	$15.6700
	8,800	$15.7997
	2,500	$15.7500
	2,500	$15.7200
	5,000	$15.7700
	12,000	$15.7500
	20,600	$15.6600
	1,700	$15.6700
	10,000	$15.6500
	10,000	$15.6500
	12,516	$15.6500
	10,000	$15.6500
	20,000	$15.6500

March 18, 2010	7,400,000	$15.7500